Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

John J. O’Brien

Associate

215.963.4969

jobrien@morganlewis.com

July 9, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, DC 20549

Re:                             Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

On behalf of our client, SEI Institutional Investments Trust (the “Trust” or “SIIT”), this letter responds to the comments you provided via telephone on June 12, 2014, regarding the Trust’s post-effective amendment No. 79, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment No. 80, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on May 1, 2014 pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of launching the Emerging Markets Equity Fund and adding the Limited Duration Bond Fund (each, a “Fund,” and together, the “Funds”) as an additional series of the Trust.  Below, we have briefly summarized your comments and questions, followed by our responses.

Emerging Markets Equity Fund

1.                                      Comment.                                      Please confirm that no shareholder fees are applicable to an investment in the Fund.

Response.                                         In response to your comment, the Fund confirms that it does not presently intend to charge fees directly to shareholders (e.g., redemption fees).

2.                                      Comment.                                      Please provide the full fee table to the SEC Staff via Correspondence filing.  Please confirm that any acquired fund fees and expenses are reflected in the fee table.

Response.                                         In response to your comments, we have included the entire “Fees and Expenses” disclosure below.  The fee table and expense example each do not reflect any fee waivers.  We also (i) have included a footnote stating that other expenses are based on estimated amounts for the current fiscal year, and (ii) confirm that any acquired fund fees and expenses are reflected in the Fund’s “other expenses” line.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Fund shares.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class A Shares
Management Fees	0.90%
Distribution (12b-1) Fees	None
Other Expenses*	0.09%
Total Annual Fund Operating Expenses	0.99%

* Other expenses are based on estimated amounts for the current fiscal year.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Emerging Market Equity Fund — Class A Shares	$101	$315

3.                                      Comment.                                      Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         In response to your question, the Fund confirms that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

4.                                      Comment.                                      With respect to the Fund’s investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979).

Response.                                         In response to your question, the Fund confirms that, to the extent applicable to the Fund’s investment in total return swaps (if any), the Fund has adopted policies and procedures reasonably designed to comply with (i) the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and (ii) any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance.

5.                                      Comment.                                      Please confirm that the Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC Staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

6.                                      Comment.                                      On page 4 of the prospectus, please delete the reference for additional information about the purchase and sale of fund shares.

Response.                                         In response to your comment, we have deleted this language from the prospectus.

7.                                      Comment.                                      The disclosure on page 6 of the prospectus states: “During unusual economic or market conditions or for temporary defensive or liquidity purposes, the Fund may invest up to 100% of its assets in cash, money market instruments, repurchase agreements and other short-term obligations that would not ordinarily be consistent with the Fund’s objectives.”  Please consider whether “liquidity purposes” is an appropriate reason for the Fund to take such positions.

Response.                                         In response to your comment, we have revised this disclosure as follows: “For temporary defensive or liquidity purposes during unusual economic or market conditions, the Fund may invest up to 100% of its assets in cash, money market instruments, repurchase agreements and other short-term obligations that would not ordinarily be consistent with the Fund’s objectives.”  As revised, this disclosure indicates that because of the liquidity requirements imposed by 1940 Act, the Fund’s portfolio during unusual economic or market conditions may differ from the Fund’s portfolio during normal economic and market conditions.

8.                                      Comment.                                      On page 6, the Fund’s disclosure also states: “In addition, for temporary defensive purposes, the Fund may invest all or a portion of its assets in common stocks of larger, more established companies and in investment grade fixed income securities.”  Please consider whether investments in fixed income securities are appropriate for temporary defensive positions, particularly considering possible extension risk associated with such investments.

Response.                                         SIMC believes that investment grade fixed income securities may be appropriate investments for temporary defensive purposes under certain economic and market circumstances.  Such securities may not be appropriate for temporary defensive position in all economic or market circumstances.  SIMC believes its policies and procedures are reasonably designed to ensure that any temporary defensive positions are evaluated and appropriate prior to implementation in the Fund’s portfolio.

9.                                      Comment.                                      Please state whether the Fund’s shareholders would be provided with notice of a change to the Fund’s investment goal, policies and restrictions.

Response.                                         The Fund’s investment goal, policies and restrictions are not fundamental and may be changed by the Board without shareholder approval. The Fund has not self-imposed any requirement to provide shareholders with notice of any changes by the Board to the Fund’s non-fundamental investment goals, policies and restrictions.  Nonetheless, in the event of a change to the Fund’s non-fundamental investment goal, policies or restrictions, the Trust would likely, depending on the facts and circumstances, file a supplement to its prospectus and/or statement of additional information, which would be sent to existing shareholders providing them with notice of such change(s).

10.                               Comment.                                      Please consider removing the disclosure about exchange-traded notes (ETNs) and fixed income exchange-traded funds (ETFs) from the “More Information About Principal Risks” section in the back of the prospectus.  These instruments were not included in the Fund’s principal investment strategy or principal risks at the front of the prospectus.

Response.                                         In response to your comment, we have amended the disclosure to remove references to ETNs and fixed income ETFs.

11.                               Comment.                                      With respect to the Fund’s “Legal Proceedings” disclosure, please confirm that the Trust has made all filings with the SEC required by Section 33 of the 1940 Act.

Response.                                         Because no series of the Trust has been named in the litigation that is the subject of the “Legal Proceedings” disclosure, the Trust has no filing obligation under Section 33 of the 1940 Act.

Limited Duration Bond Fund

12.                               Comment.                                      Please confirm that no shareholder fees are applicable to an investment in the Fund.

Response.                                         In response to your comment, the Fund confirms that it does not presently intend to charge fees directly to shareholders (e.g., redemption fees).

13.                               Comment.                                      Please provide the full fee table to the SEC Staff via Correspondence filing.  Please confirm that any acquired fund fees and expenses are reflected in the fee table.

Response.                                         In response to your comments, we have included the entire “Fees and Expenses” disclosure below.  The fee table and expense example each do not reflect any fee waivers.  We also (i) have included a footnote stating that other expenses are based on estimated amounts for the current fiscal year, and (ii) confirm that any acquired fund fees and expenses are reflected in the Fund’s “other expenses” line.

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold Fund shares.

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a percentage of the value of your investment)	Class A Shares
Management Fees	0.25%
Distribution (12b-1) Fees	None
Other Expenses*	0.09%
Total Annual Fund Operating Expenses	0.34%

* Other expenses are based on estimated amounts for the current fiscal year.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Limited Duration Bond Fund — Class A Shares	$35	$109

14.                               Comment.                                      Please confirm that the Fund covers the full notional value of credit default swaps sold (written) by the Fund.

Response.                                         In response to your question, the Fund confirms that if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit event, as defined under the terms of the particular swap agreement, and less any offsetting positions.  Typically, this is the notional amount of the instrument underlying the swap agreement.

15.                               Comment.                                      With respect to the Fund’s investments in total return swaps, please confirm that the Fund will comply with the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979).

Response.                                         In response to your question, the Fund confirms that, to the extent applicable to the Fund’s investment in total return swaps (if any), the Fund will comply with (i) the coverage requirements set forth in Securities Trading Practices of Registered Investment Companies, Investment Company Rel. No. 10666 (Apr. 18, 1979) and (ii) any applicable present and future guidance set forth by the SEC or its Staff, including any modifications to existing guidance.

16.                               Comment.                                      Please confirm that the Fund’s derivatives disclosure in both its principal investment strategies and principal risks is consistent with the observations of the SEC Staff with respect to derivatives-related disclosure by investment companies set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management of the U.S. Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (“Miller Letter”), dated July 30, 2010 (http://www.sec.gov/ divisions/investment/guidance/ici073010.pdf).

Response.                                         In response to your comment, we have reviewed the Fund’s disclosure against the observations set forth in the Miller Letter and believe the Fund’s current disclosure to be consistent with the principles set forth in the Miller Letter.

17.                               Comment.                                      On page 4 of the prospectus, please delete the reference for additional information about the purchase and sale of fund shares.

Response.                                         In response to your comment, we have deleted this language from the prospectus.

18.                               Comment.                                      Please consider adding disclosure about the credit quality of the fixed income instruments in which the Fund will invest.

Response.                                         In response to your comment, we have reviewed the Fund’s principal investment strategies disclosure.  Because the disclosure already states that the Fund will invest at least 80% of its net assets in “investment grade U.S. dollar-denominated debt instruments,” we believe that no additional disclosure about the credit quality of the Fund’s fixed income investments is necessary at this time.

19.                               Comment.                                      In light of the Fund’s disclosure of foreign investment risk as a “principal risk” and disclosure regarding investments in foreign and emerging markets in the “More Information About Principal Risk” section in the back of the prospectus, please consider whether foreign investments (including emerging markets) should be included in the Fund’s principal investment strategy.

Response.                                         The Fund’s current principal investment strategies disclosure states that the Fund will invest at least 80% of its net assets in investment grade U.S.-dollar denominated debt instruments, which may include, among other instruments, “U.S. dollar-denominated instruments of foreign issuers.”  In response to your comment, we have reviewed this disclosure and determined that it is consistent with the Fund’s expected principal investments.  Because such U.S. dollar-denominated instruments of foreign issuers may be a principal investment of the Fund, we included foreign investment risk as a principal risk, and we do not believe any additional changes are necessary at this time.

20.                               Comment.                                      Please confirm the Fund is aware that the SEC Staff takes the position that private mortgage-backed securities constitute an industry for purposes of registered investment company industry concentration policies.

Response.                                         The Fund understands that certain members of the SEC Staff take the position that private mortgage-backed securities constitute an industry for purposes of registered investment company industry concentration policies.

Both Emerging Markets Equity & Limited Duration Bond Funds

21.                               Comment.                                      With respect to Non-Fundamental Policy #4 on page S-33 of the SAI, please note that a Fund is not permitted to go from diversified to non-diversified without shareholder approval.

Response.                                         Each Fund is subject to a fundamental investment policy that prohibits the Fund from purchasing securities of an issuer if such purchase would cause the Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules and regulations may be amended or interpreted from time to time.  Because this is a fundamental investment policy, a Fund would be required to obtain shareholder approval before changing this policy.  Nonetheless, each Fund as adopted has a non-fundamental investment policy a prohibition with respect to 75% of the Fund’s assets on the purchase of securities of any issuer (except securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) that would result in more than 5% of the Fund’s total assets being invested in the securities of such issuer.  This non-fundamental policy reflects current guidance from the SEC and its Staff as to the diversification requirements under the 1940 Act.  By structuring its fundamental and non-fundamental policies in this way, each Fund is able to implement any future changes to guidance from the SEC and its Staff without having to first obtain shareholder approval, while nonetheless maintaining its fundamental investment policy as-is.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien

John J. O’Brien